

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South ,Suite 1310
Houston, Texas 77027

> **Re: Direct Digital Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed April 17, 2023**
> **File No. 001-41261**

Dear Mark Walker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Fiscal Years Ended December 31, 2022 and 2021, page 52

1. Please quantify each factor, circumstance, or event leading to each variance cited in comparative analyses. For example, in your discussion of increasing revenue, you cite the increase in your buy-side advertising revenue due to both expanded spending from your existing customer base as well as new middle market client spending, and the increase in your sell-side advertising revenue due to a continued increase in impression inventory, as well as increased publisher engagement across general market and underrepresented publisher communities without quantifying the value of any of these factors. Refer to the guidance in the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section 501.04 of our Codification of Financial Reporting Policies.

Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 73

2.   Please provide us with your analysis of principal versus agent considerations under ASC 606 for buy-side advertising and sell-side advertising separately. Refer to ASC 606-10-25-25 and ASC 606-10-55-36 through 55-40. In your response, please tell us who your customers are and what the specified goods or services are in each contract with the customer(s).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services